Exhibit 99.3

BROOKFIELD RENEWABLE CORPORATION

(the “Corporation”)

CERTIFICATE OF OFFICER

TO:	British Columbia Securities Commission

Alberta Securities Commission

Financial and Consumer Affairs Authority of Saskatchewan

The Manitoba Securities Commission

Ontario Securities Commission

Autorité des marchés financiers

Nova Scotia Securities Commission

Financial and Consumer Services Commission (New Brunswick)

Financial and Consumer Services Division, Prince Edward Island

Office of the Superintendent of Securities Service, Newfoundland and Labrador

Office of the Superintendent of Securities, Northwest Territories

Office of the Superintendent of Securities, Nunavut

Office of the Yukon Superintendent of Securities

RE:	Abridgement of time pursuant to National Instrument 54-101 – Communication with Beneficial Owners of Securities of a Reporting Issuer (“NI 54-101”)

The undersigned, Jennifer Mazin, duly appointed General Counsel and Corporate Secretary of the Corporation, hereby certifies for and on behalf of the Corporation and not in her personal capacity, intending that the same may be relied upon by you without further inquiry, that the Corporation is relying on section 2.20 of NI 54-101 pertaining to the abridgement of time prescribed by subsections 2.2(1) and 2.5(1) of NI 54-101 and the requirements set forth in section 2.20 have been complied with. Specifically:

1.

the Corporation has arranged to have “proxy-related materials” (as defined in NI 54-101) for the special meeting of the Corporation to be held on December 3, 2024 to be sent in compliance with the timing requirements in sections 2.9 and 2.12 of NI 54-101;

2.	the Corporation has arranged to carry out all of the requirements in NI 54-101 in addition to those described in paragraph 1 above; and

3.	the Corporation is relying upon section 2.20 of NI 54-101.

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DATED as of this 1st day of November, 2024.

BROOKFIELD RENEWABLE CORPORATION

By:	/s/Jennifer Mazin
	Name:	Jennifer Mazin
	Title:	General Counsel and Corporate Secretary

[Signature Page – Certificate of Abridgement]